Exhibit 4.14

English Summary

Service Agreement

This Service Agreement (hereinafter referred to as the “Service Agreement”) is entered into based on a tender award dated August 21, 2020, and amended by the agreement entered into on October 13, 2020, by and between:

Free State of Bavaria, Germany, represented by the Bavarian State Office for Health and Food Safety with address at Eggenreuther Weg 43, 91058 Erlangen, Germany (“Contracting Authority”)

And

Centogene GmbH (the “Contractor”), a company incorporated in accordance with the laws of the Federal Republic of Germany with a registered address at Am Strande 7, 18055 Rostock, Germany.

1.              Subject Matter of the Contract

The Contractor undertakes to establish two mobile test centers to conduct PCR tests for COVID-19 in each of the Bavarian government districts of Upper Palatinate, Upper Franconia and Lower Franconia (a total of six mobile test centers).

 2.              Scope of Services

Amongst other obligations, the Contractor shall undertake to establish and operate mobile test centers and provide sufficient physicians and expert personnel in the test centers. The Contractor shall operate the mobile test centers on a 7-day per week basis and shall maintain test capacities to accommodate daily requirements which are estimated to be up to 500 per day per site.

The Contractor is permitted to engage subcontractors subject to prior approval by the Contracting Authority.

3.	Obligations of the Contractor

The Contractor’s obligations include, among other things,

i.	performance of tests by a physician or qualified personnel, especially for teachers as part of series of tests according to the Bavarian test strategy, in communal accommodation and in connection with breakout clusters
ii.	establishment of mobile test centers at agreed places and times
iii.	provision of mobile test facilities (e.g. tents, vehicles, containers)
iv.	change of test center locations overnight
v.	achievement of fully operational status within four hours after arrival at a test location
vi.	provision of personal protective equipment for personnel and testing materials
vii.	provision of notifications on test results to tested persons and health authorities
viii.	provision of data on tested persons and findings to the health authorities and tested persons, carried out exclusively in a suitable manner using a data protection compliant web application
ix.	general compliance with applicable law and regulations

4.	Remuneration

In consideration of the Contractor providing the services under the Service Agreement, the Contracting Authority shall pay the Contractor a per diem amount per region (i.e. for two test centers) during the term of the Service Agreement.

5.	Term and Termination

The term of the Service Agreement commenced on August 24, 2020 and was initially scheduled to end on October 15, 2020, but was extended and instead terminated on October 31, 2020.